Exhibit 99.1

Mining Operations Temporarily Halted at La Arena

For Immediate Release	June 3, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that it has temporarily suspended mining activities at its La Arena Gold Oxide Mine due to a blockade of the Trujillo to Huamachuco public road by a group led by the Central Unica de Rondas Campesinas (CURC). The Trujillo to Huamachuco road is the Company’s main access route for people and supplies.

Starting May 29, 2013, the CURC of the Province of Sánchez Carrión - La Libertad, declared an indefinite blockade of all the public access roads in the area of the Province as a protest against the Peruvian judicial system, the local District Attorney and the Peruvian Police Force. Since that date, the La Arena Gold Mine has been able to operate normally on a backup of supplies, but today fuel stocks have run down to a level where mining and civil construction activities have to cease. The remaining fuel will be sufficient to run the mine’s gold processing facilities for another 14 days.

Rio Alto’s total gold production during 2013 may be negatively impacted due to this situation. Rio Alto will provide updated guidance in this regard following the resumption of mining activities.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Web :	www.rioaltomining.com	Email:	alejandrag@rioaltomining.com